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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            INTERACTIVE NETWORK, INC.
                     --------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                   -------------------------------------------
                         (Title of Class of Securities)

                                   45837P 108
                         -------------------------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                  MARCH 9, 1999
                 ----------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 14 Pages

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



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                                  SCHEDULE 13D
------------------------------                     -----------------------------
    CUSIP NO. 45837P108                                   Page 2 of 14 Pages
------------------------------                     -----------------------------
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    1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              AT&T CORP.
              I.R.S. IDENTIFICATION NO. 13-4924710

--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY                                                   [ ]

--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS
                   WC; OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
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    6         CITIZENSHIP OR PLACE ORGANIZATION
                   NEW YORK
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                   7    SOLE VOTING POWER
    NUMBER OF                4,830,908
                   -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
                             -0-
  BENEFICIALLY     -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
  OWNED BY EACH              4,830,908
                   -------------------------------------------------------------
REPORTING PERSON   10   SHARED DISPOSITIVE POWER
                             -0-
      WITH
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
                   4,830,908
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [X]
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   15.7%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                   CO
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* Excludes 108,696 shares of Issuer Common Stock issuable upon the exercise of warrants beneficially owned by AT&T (See Item 3 hereof) and shares of Issuer Common Stock to be issued in exchange for $10,008,216.80 principal amount of Notes (as defined in Item 3 hereof) of the Issuer beneficially owned by AT&T, together with $4,706,318.53 of accrued and unpaid interest thereon, pursuant to the terms of the Settlement Agreement (as defined in Item 6 hereof) (See Item 6 hereof). The consummation of the Settlement Agreement is subject to the entry of the Final Order (as defined in Item 6 hereof) by the United States Bankruptcy Court for the Northern District of California (See Item 6 hereof). If the Settlement Agreement is not consummated, the Notes would remain convertible into shares of Issuer Common Stock pursuant to the terms of the Note Conversion Agreement (as defined in Item 3 hereof) and the Note Purchase Agreement (as defined in Item 3 hereof).

ITEM 1.       SECURITY AND ISSUER.

              This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, no par value (the "Common Stock"), of Interactive Network, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 1161 Old County Road, San Jose, California 94002.

ITEM 2.       IDENTITY AND BACKGROUND.

              This Schedule 13D is being filed by AT&T Corp., a New York corporation ("AT&T"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412.

              The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AT&T are set forth in Schedule I hereto and are incorporated herein by reference.

              During the last five years, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              AT&T succeeded to the beneficial ownership of the shares of Common Stock and other securities of the Issuer reported herein as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into Tele-Communications, Inc. ("TCI"). TCI had previously filed a Statement on Schedule 13D reporting beneficial ownership of such shares of Common Stock and other securities of the Issuer, which at that time were attributed to TCI's TCI Group.

              In the Merger, among other things, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of TCI's Liberty Media Group and TCI's TCI Ventures Group were combined and (iii) the holders of TCI's TCI Group common stock received in exchange for their shares common stock of AT&T and the holders of TCI's Liberty Media Group common stock and TCI's TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined



                                    3 of 14

Liberty Media Group and TCI Ventures Group. In connection with the Merger, certain assets were transferred (the "Asset Transfers") from the TCI Ventures Group to the TCI Group in exchange for $5.461 billion in cash. AT&T provided a $5.461 billion inter-company loan to TCI to fund the payment in connection with the Asset Transfers. AT&T obtained the $5.461 billion used to make the inter-company loan to TCI from its working capital.

              The foregoing summary is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI and the description of the Merger and the related transactions set forth in the AT&T/TCI Proxy Statement/Prospectus (the "AT&T/TCI Proxy Statement/Prospectus") that forms a part of the Registration Statement on Form S-4 (File No. 333-70279) of AT&T filed on January 8, 1999, each of which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety. All capitalized terms used in the foregoing summary but not defined herein shall have the meanings given to them in the AT&T/TCI Proxy Statement/Prospectus.

              TCI acquired the shares of Common Stock and other securities of the Issuer reported herein now beneficially owned by AT&T as follows.

              Prior to 1993, subsidiaries of TCI purchased Common Stock at various times in amounts which in the aggregate did not exceed 5% of the Common Stock then outstanding. These purchases were conducted in privately negotiated transactions. In a series of broker transactions that occurred in late April through mid-May of 1993, TCI Development Corporation, a Delaware corporation and a wholly-owned subsidiary of TCI ("TCID") (as of March 5, 1999, TCI Development, LLC, a Delaware limited liability company became the successor in interest to
TCID), purchased a total of 581,620 shares of Common Stock, at which time TCI's beneficial ownership increased to approximately 9.0% of the Common Stock then outstanding.

              In June 1993, the Issuer, David B. Lockton and TCID entered into an Amended and Restated Stock Purchase Agreement, dated June 4, 1993 (the "TCID Stock Purchase Agreement"), under which the Issuer agreed to sell and issue an aggregate of 1,650,000 shares of Common Stock to TCID for an aggregate consideration of $10,750,000 (or $6.52 per share). The shares sold pursuant to the TCID Stock Purchase Agreement were subject to adjustment for certain future dilutive issuances of securities by the Issuer. On June 11, 1993, 1,012,269 shares of Common Stock were issued to TCID in exchange for $6,600,000 in cash (or $6.52 per share). The TCID Stock Purchase Agreement provided that an additional 637,731 shares (the "Remaining Shares") would be purchased in installments in consideration of services to be rendered to the Issuer pursuant to an agreement (the "Services Agreement") to be negotiated between the parties. The Services Agreement was intended to set forth the nature of the services to be rendered, including advertising and marketing of the Issuer's programming, and the manner of valuation thereof. TCID had the option to purchase any of the Remaining Shares by paying the purchase price therefor in cash. The Issuer issued 51,461 of the Remaining Shares for services provided by TCI and 197,000 of the Remaining Shares for cash in the amount of $1,284,000. Additionally, 2,307,708 shares of Common Stock were issued to TCID pursuant to



                                    4 of 14
anti-dilution provisions. The TCID Stock Purchase Agreement contemplated that, subject to compliance with applicable securities laws, TCID could sell up to 50% of the shares of Common Stock purchased by it under the TCID Stock Purchase Agreement to a major cable system operator.

              The summary of the terms of the TCID Stock Purchase Agreement set forth herein is qualified in its entirety by reference to the text of the TCID Stock Purchase Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.

              The Issuer, TCID and National Broadcasting Company, Inc. ("NBC") entered into a Note Conversion Agreement (the "Note Conversion Agreement"), dated as of April 22, 1994, pursuant to which TCID purchased a $1,250,000 promissory note (the "Convertible Promissory Note") convertible into Common Stock from time to time at the option of TCID.

              The foregoing summary of the terms of the Note Conversion Agreement is qualified in its entirety by reference to the text of the Note Conversion Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.

              The Issuer and TCI Programming Holding Company III, a wholly owned subsidiary of TCI ("TCI Programming"), NBC, Motorola, Inc. ("Motorola"), and Sprint Corporation ("Sprint") (collectively, the "Note Purchasers") entered into a Note Purchase Agreement effective as of September 19, 1994, as amended by a letter agreement dated as of September 23, 1994 (the "Note Purchase Agreement"), under which the Note Purchasers agreed to purchase Senior Secured Convertible Notes (the "Senior Convertible Notes") issued by the Issuer in the aggregate principal amount of $24,012,725.33. TCI purchased an aggregate of $8,758,217 of Senior Convertible Notes (such Senior Convertible Notes, together with the Convertible Promissory Note, the "Notes") for $5,966,000 in cash and by canceling $2,750,000 principal amount of certain notes that had been issued to TCI by the Issuer.

              The Senior Convertible Notes accrue interest at 12% per annum (payable quarterly in additional debt instruments having the same terms as the Senior Convertible Notes), are convertible into shares of Common Stock pursuant to a formula set forth in the Note Purchase Agreement and are secured by a first priority lien on substantially all of the Issuer's assets. The Senior Convertible Notes were due and payable on September 21, 1996. In connection with the purchase and sale of the Senior Convertible Notes, the Issuer issued warrants to the Note Purchasers (the "Note Purchase Warrants") to purchase until September 23, 1999 an aggregate of 274,457 shares of Common Stock at a price of $8.00 per share, subject to adjustment. TCI Programming was issued Note Purchase Warrants for 108,696 shares of Common Stock.

              In connection with the Note Purchase Agreement, the Issuer agreed to enter into an agreement with TCI, pursuant to which the Issuer would have issued to TCI warrants to purchase up to 10% of the Issuer's outstanding Common Stock (the "TCI Promotion Warrants"). The TCI Promotion Warrants were to become exercisable based on the level of promotion of the interactive nature of sports programming produced and distributed by certain subsidiaries of TCI.




                                    5 of 14

              The foregoing summary of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the text of the Note Purchase Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.

ITEM 4.       PURPOSE OF THE TRANSACTION.

              AT&T currently holds its interest in the Issuer for investment purposes. Except as otherwise set forth herein, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

              Notwithstanding the foregoing, AT&T may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, AT&T will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to AT&T, developments with respect to the business of AT&T, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. AT&T reserves the right, based on all relevant factors, to acquire additional shares of the Common Stock of Issuer in the open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) AT&T presently beneficially owns 4,830,908 shares of Common Stock, which shares represent 15.7% of the 30,840,441 shares of Common Stock outstanding as of December 31, 1998. AT&T also beneficially owns $10,008,216.80 in principal amount of Notes. Such Notes, together with $4,706,318.53 of interest accrued and unpaid thereon, are, pursuant to the terms of the Settlement Agreement, exchangeable for shares of Common Stock (See Item 6 hereof). If the Settlement Agreement is not consummated, the Notes would remain convertible into shares of Common Stock pursuant to the terms of the Note Conversion Agreement and the




                                    6 of 14

Note Purchase Agreement. In addition, AT&T beneficially owns Note Purchase Warrants for 108,696 shares of Common Stock. To the knowledge of AT&T, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock or other securities of the Issuer other than as set forth herein or as listed on Schedule I hereto.

              (b) AT&T has sole power to vote or to direct the voting of the shares of Common Stock that AT&T beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

              (c) Except as otherwise set forth herein, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

              (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by AT&T.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              In August 1995, the Issuer commenced litigation (the "Litigation") against TCI, TCI Communications, Inc., TCID, TCI Programming, TCI Cablevision of California, Inc., and Gary S. Howard (collectively, the "TCI Parties"). The Issuer alleged that the TCI Parties had sought to acquire the Issuer's intellectual property by obtaining liens on the intellectual property through the secured loans made by them, refusing to honor purported commitments to make further loans and then seeking to foreclose on the Issuer's intellectual property when the Issuer could not sustain its business without additional funds. The TCI Parties denied vigorously the Issuer's allegations and counterclaimed to foreclose their liens through the Litigation.

              On July 10, 1998, the Issuer and the TCI Parties, NBC, Sprint, and Motorola (collectively, the "Settling Parties") entered into an agreement (the "Settlement Agreement") whereby the Issuer agreed to file a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). The filing was made on September 14, 1998 (the "Petition Date"). Under the terms of the Settlement Agreement, upon entry by the Bankruptcy Court of a final non-appealable order (the "Final Order") confirming the Issuer's Plan of Reorganization (the "Plan"), the Issuer will be paid $10 million (plus accrued interest thereon, which approximates $325,000 at March 15, 1999) which has been held in escrow since March 1998. An additional amount of $2.5 million (also held in escrow since March 1998) will be paid directly to the Issuer's attorneys in respect of the Issuer's legal fees associated with the Litigation. In addition, security interests in the Issuer's assets will be released and the Issuer will release the Settling Parties, and the Settling Parties will release the Issuer and each other, with respect to all claims relating to or arising out of any matter, conduct, transaction or activity involving the Issuer and the Settling Parties up until the date of the Settlement Agreement, including but not limited to such matters, conduct,



                                    7 of 14
transactions and/or activities related to the Litigation.

              The Plan was filed on December 22, 1998 and the First Amendment to the Plan was filed on February 18, 1999.

              The Settlement Agreement provides that, immediately following the entry of the Final Order, each of TCI, NBC, Sprint and Motorola (each a "Holder") and the Issuer will enter into a mutually acceptable exchange agreement pursuant to which each Holder will exchange all of the notes of the issuer held by such Holder (and TCI will exchange the Notes) for newly issued shares of Common Stock (the "Exchange Shares"). The number of Exchange Shares to be received by each Holder will be equal to (x) the aggregate principal amount of the notes of the Issuer to be exchanged, together with all interest accrued and unpaid thereon, divided by (y) an amount up to $5.00 to be determined by the Issuer's board of directors. The Settlement Agreement further provides that upon such exchange each Holder and the Issuer will enter into a voting agreement which will have a term of 4 years (unless earlier terminated pursuant to its terms). Such voting agreement will provide that the Holder will vote its Exchange Shares as directed by a committee of three independent persons which shall make its decisions by majority vote; provided that each Holder will be able to vote its Exchange Shares in its sole discretion on certain matters, including matters regarding David B. Lockton, matters regarding the liquidation or dissolution of the Issuer and matters regarding the sale of the Issuer or the declaration or payment of dividends or other distributions. Such committee will initially consist of Bruce Bauer, John Bohrer and Donald Graham, each of whom currently serves on the Issuer's board of directors.

              The foregoing summary of the terms of the Settlement Agreement is qualified in its entirety by reference to the text of the Settlement Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.

              Pursuant to the TCID Stock Purchase Agreement, TCID was granted the right to cause the Issuer to include one person designated by TCID in the slate of nominees recommended by the Issuer's board of directors or management for election as a director at each annual meeting of shareholders. Under the terms of the TCID Stock Purchase Agreement, the Issuer is obligated to use its best efforts to cause all shares for which the Issuer's management hold proxies to be voted in favor of the election of such designee.

              Pursuant to the TCID Stock Purchase Agreement, the Issuer granted TCID a right of first refusal, with an expiration date of June 11, 2003, to purchase up to 25% of certain newly issued securities. TCID was also granted a right of first refusal to purchase shares of Common Stock held by David B. Lockton, subject to certain prior rights.

              Concurrently with the execution and delivery of the Note Purchase Agreement, the Issuer, the Note Purchasers and TCID entered into an agreement (the "Securityholders Agreement") pursuant to which the Issuer agreed that, so long as each of Motorola and Sprint owned at least 500,000 shares of Common Stock (assuming conversion of convertible securities and as adjusted for stock splits and the like), Motorola and Sprint would each have the right to



                                    8 of 14
designate one representative to the board of directors of the Issuer. The Issuer agreed to use its best efforts to cause all voting stock for which the Issuer's management or directors hold proxies to be voted in favor of the election to the Issuer's board of directors of the persons designated by Motorola and Sprint (as well as designees of TCID, under the TCID Stock Purchase Agreement, and NBC, under a separate agreement). In furtherance of the foregoing, if any election of directors is by cumulative voting, each Note Purchaser and TCID may determine in its sole discretion whether the number of votes attributable to its shares is in excess of those needed to elect its designee to the board of directors, and if there are any such excess votes, such Note Purchaser or TCID may consult with the other Note Purchasers, TCID and the Issuer and may cast such excess votes in favor of the other designees in such proportion as such Note Purchaser or TCID reasonably determined would best serve the purposes of such voting arrangement.

              The foregoing summary of the terms of the Securityholders Agreement is qualified in its entirety by reference to the text of the Securityholders Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.

              The Issuer, the Note Purchasers and TCID entered into a Registration Rights Agreement, dated as of September 23, 1994 (the "Registration Rights Agreement"), pursuant to which the Note Purchasers and TCID are entitled to require the Issuer to register under the Securities Act of 1933, as amended, the shares of Common Stock issuable upon conversion of the Senior Convertible Notes and upon exercise of the Note Purchase Warrants or pursuant to the anti-dilution provisions of the Note Purchase Agreement or the Certificate of Determination (the form of which is attached as Exhibit M to the Note Purchase Agreement), as well as certain shares of Common Stock issued to TCID and NBC pursuant to pre-existing agreements with the Issuer. Each of the Note Purchasers, acting alone, could require the Issuer to effect a registration of shares of Common Stock owned by such Note Purchaser, subject to certain conditions. The Note Purchasers are also entitled to include such shares of Common Stock in registrations by the Issuer of shares of Common Stock for its own account or for other shareholders.

              The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.

              Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.




                                    9 of 14

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

     2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

     3. Amended and Restated Stock Purchase Agreement, dated as of June 4, 1993, among the Issuer, TCID, TCI Communications, Inc. ("TCIC") and David B. Lockton.

     4. Note Purchase Agreement, dated as of September 19, 1994, as amended by a letter agreement dated as of September 23, 1994, among the Issuer and the Note Purchasers (incorporated by reference to Exhibit (J) to Item 7 of Amendment No. 1 to Statement on Schedule 13D which was filed by TCI on September 28, 1994).

     5. Securityholders Agreement, dated as of September 19, 1994, among the Issuer, the Note Purchasers, and TCID (incorporated by reference to Exhibit (L) to Item 7 of Amendment No. 1 to Statement on Schedule 13D which was filed by TCI on September 28, 1994).

     6. Form of Common Stock Purchase Warrant (incorporated by reference to
        Exhibit 10.52 to the Issuer's Report on Form 8-K filed on October 3,
        1994).

     7. Note Conversion Agreement, dated April 22, 1994, among the Issuer, TCID and NBC (incorporated by reference to Exhibit (g) to Item 7 of Amendment No. 4 to Statement on Schedule 13D which was filed by TCIC on May 4,
        1994).

     8. Registration Rights Agreement, dated as of September 23, 1994, by and among the Issuer, TCID, TCI Programming, NBC, Motorola, and Sprint (incorporated by reference to Exhibit 10.53 to the Issuer's Report on Form 8-K filed on October 3, 1994).

     9. Mutual Release and Settlement Agreement, dated as of July 10, 1998, among the Issuer and TCI, TCIC, TCID, TCI Programming, TCI Cablevision of California, Inc., Gary S. Howard, Sprint, NBC and Motorola (incorporated by reference to Exhibit A to the Plan of Reorganization of the Issuer filed as Exhibit 1.1 to the Issuer's Report on Form 8-K filed on December 24, 1998).




                                    10 of 14

                                   SIGNATURES


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  April 8, 1999

                                                  AT&T CORP.


                                                  By:    /s/ Robert S. Feit
                                                      --------------------------
                                                  Name:  Robert S. Feit
                                                  Title: Authorized Signatory










                                    11 of 14

                                   SCHEDULE I
                                   ----------

              The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule I are United States citizens.


Name                         Title
----                         -----
C. Michael Armstrong         Chairman of the Board and Chief Executive Officer
                             and Director

Kenneth T. Derr              Director; Chief Executive Officer of Chevron
                             Corporation

M. Kathryn Eickhoff          Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha             Director; Chairman and Chief Executive Officer of
                             Springs Industries, Inc.

George M. C. Fisher          Director; Chairman and Chief Executive Officer of
                             Eastman Kodak Company

Donald V. Fites              Director; Chairman and Chief Executive Officer of
                             Caterpillar, Inc.

Ralph S. Larsen              Director; Chairman and Chief Executive Officer of
                             Johnson & Johnson

John C. Malone               Director; Chairman of the Board, Liberty Media
                             Corporation

Donald F. McHenry            Director; President of IRC Group

Michael I. Sovern            Director; President Emeritus and Chancellor Kent
                             Professor of Law at Columbia University

Sanford I. Weill             Director; Chairman and Co-CEO Citigroup Inc.

Thomas H. Wyman              Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis               President and Director

Harold W. Burlingame         Executive Vice President-Merger & Joint Venture
                             Integration

James Cicconi                Executive Vice President-Law & Governmental Affairs
                             and General Counsel

Mirian Graddick              Executive Vice President, Human Resources


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


Daniel R. Hesse              Executive Vice President and President & CEO-AT&T
                             Wireless Services

Leo J. Hindery, Jr.          President and Chief Executive Officer, AT&T
                             Broadband and Internet Services

Frank Ianna                  Executive Vice President and President, AT&T
                             Network Services

Michael G. Keith             Executive Vice President and President, AT&T
                             Business Services

H. Eugene Lockhart           Executive Vice President, Chief Marketing Officer

Richard J. Martin            Executive Vice President, Public Relations and
                             Employee Communication

David C. Nagel               President, AT&T Labs & Chief Technology Officer

John C. Petrillo             Executive Vice President, Corporate Strategy and
                             Business Development

Richard Roscitt              Executive Vice President and President & CEO,
                             AT&T Solutions

D.H. Schulman                Executive Vice President and President, AT&T
                             Consumer Long Distance and Segment Marketing

Daniel E. Somers             Senior Executive Vice President and Chief Financial
                             Officer


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


                                INDEX OF EXHIBITS
                                -----------------

          1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

          2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

          3. Amended and Restated Stock Purchase Agreement, dated as of June 4, 1993, among the Issuer, TCID, TCI Communications, Inc. ("TCIC") and David B. Lockton.

          4. Note Purchase Agreement, dated as of September 19, 1994, as amended by a letter agreement dated as of September 23, 1994, among the Issuer and the Note Purchasers (incorporated by reference to Exhibit (J) to Item 7 of Amendment No. 1 to Statement on Schedule 13D which was filed by TCI on September 28, 1994).

          5. Securityholders Agreement, dated as of September 19, 1994, among the Issuer, the Note Purchasers, and TCID (incorporated by reference to Exhibit (L) to Item 7 of Amendment No. 1 to Statement on Schedule 13D which was filed by TCI on September 28, 1994).

          6. Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.52 to the Issuer's Report on Form 8-K filed on October 3, 1994).

          7. Note Conversion Agreement, dated April 22, 1994, among the Issuer, TCID and NBC (incorporated by reference to Exhibit (g) to Item 7 of Amendment No. 4 to Statement on Schedule 13D which was filed by TCIC on May 4, 1994).

          8. Registration Rights Agreement, dated as of September 23, 1994, by and among the Issuer, TCID, TCI Programming, NBC, Motorola, and Sprint (incorporated by reference to Exhibit 10.53 to the Issuer's Report on Form 8-K filed on October 3, 1994).

          9. Mutual Release and Settlement Agreement, dated as of July 10, 1998, among the Issuer and TCI, TCIC, TCID, TCI Programming, TCI Cablevision of California, Inc., Gary S. Howard, Sprint, NBC and Motorola (incorporated by reference to Exhibit A to the Plan of Reorganization of the Issuer filed as Exhibit 1.1 to the Issuer's Report on Form 8-K filed on December 24, 1998).



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